LEXMARK August 9, 2007	John W. Gamble Jr. Executive V.P. & Chief Financial Officer Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 USA Phone: 859 232 5589 Fax: 859 232 7137

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Room 4561
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Lexmark International, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Fiscal Quarter Ended March 31, 2007 File No. 1-14050

Dear Mr. Wilson:

In response to your letter to Paul J. Curlander, Chairman and Chief Executive Officer of Lexmark International, Inc. (the “Company”), dated July 26, 2007, the following information is provided for your consideration:

Comment #1:

We note your response to our prior comment 3 where you indicate that you do not consider the requirement of Regulation G to provide a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP to be applicable, as “neither of these measures (i.e., days sales outstanding and days sales of inventory) has a directly comparable financial measure calculated and presented in accordance with GAAP.” Item II.A.2.b of SEC Release No. 33-8176 implies that a non-GAAP measure includes a measure that is calculated using inputs that were not calculated in accordance with GAAP. The Staff notes that the inputs used in your calculation have comparable GAAP measures (i.e., accounts receivable, inventory, etc.) to which your non-GAAP inputs can be reconciled. Please revise your presentation in future filings to comply the Regulation G requirement to provide a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Response #1:

The Company acknowledges the staff’s comment and on a going-forward basis, beginning with its Form 10-Q for the period ended June 30, 2007 which was filed on August 7, 2007 (page 25), will present days sales outstanding and days of inventory calculated using only GAAP amounts.

To the extent the Company chooses to use non-GAAP measures in its future filings, the Company will provide a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP as required by Regulation G.

Comment # 2:

Please refer to prior comment 5.  We note your disclosure that that during 2006, laser unit revenue increased 3%, and laser unit shipments increased approximately 9% while laser hardware average unit revenue (“AUR”), decreased approximately 9%. We further note that this decrease reflects price declines and a mix shift to low-end monochrome lasers. Tell us the extent to which these price declines have affected each category of laser printers (i.e., shared workgroup products and lower-priced desktop products) and the related effect on each products gross margin. Tell us how you considered disclosing this information pursuant to Item 303(a)(3)(ii-iii) of Regulation S-K.

Response #2:

The Company believes that it has properly disclosed the information required by Item 303(a)(3)(ii-iii) of Regulation S-K in its filings.

The Company is managed on a “business” and “consumer” market segment basis and does not manage its business according to product types across those segments. The Company evaluates the performance of its segments based on revenue and operating income. The Company’s business model is predicated on the sale of future supplies which significantly influences the Company’s pricing strategy for all of its products. As a significant majority of hardware units are sold at a loss, the profitability of the sale of that device cannot be measured based on the gross profit generated by the hardware unit sale, but instead is determined based on the combined profitability of the hardware unit sale and subsequent supplies sales. The supplies revenue stream cannot be accurately allocated to each product type as various product types utilize the same supplies.

An internal measure of profitability by product type is available, however as stated above, the Company does not manage its business according to product types. The Company refers to this measure internally as Gross Margin Dollars, which is not equivalent to Gross Profit presented in our consolidated statements of earnings.  The Company considers this measure as an approximate directional measure only, as it excludes significant elements of costs of sales including expenses such as warranty, shipping and distribution, and inventory expense items such as physical inventory loss, obsolescence and scrap, and lower-of-cost-or-market charges.

Because the Company’s focus is on maximizing lifetime profitability of hardware unit placements (through supplies sales), the Company focuses on segment operating income, which reflects both hardware unit and supplies profitability, as the key measure of profitability. For the reasons stated above, management believes providing investors with segment operating income, and not product type profitability, is important to understanding the profitability of the Company and is consistent with the manner in which the Chief Operating Decision Maker manages the business.

Comment #3:

In addition, we note that inkjet revenues decreased 8%, with Inkjet unit shipments decreasing approximately 20% and Inkjet hardware AUR increasing approximately 2% as a favorable product mix shift to All In One (“AIO”) printers was partially offset by price declines. Clarify for us the margins associated with each major category of inkjet printers.. Tell us your consideration of disclosing the extent to which these price declines and product shift have affected gross margins on the related category of consumer printers (i.e., inkjet and AIO). Tell us how you considered disclosing this information pursuant to Item 303(a)(3)(ii-iii) of Regulation S-K.

Response #3:

See discussion included in Response #2 above.

Comment #4:

In light of the price declines and competitive pressure experienced by you in both the business and consumer segments, tell us what effect this trend has had on your determination of inventory reserves relating to market value adjustments. Tell us whether any of your products experience negative gross margins on a standalone basis (before considering the effect of related supplies revenue). If negative margins exist, tell us what consideration you have given to any inventory or product valuation impact and disclosure of this information in your filings.

Response #4:

As noted in Response #2 above, the Company does incur a loss on the sale of a significant majority of its hardware units on a standalone basis (before considering the effect of subsequent supplies revenue).

The Company’s accounting policy for inventory reserves is provided on page 56 of the 2006 Form 10-K under the heading “Inventories”:

Inventories are stated at the lower of average cost or market. The Company considers all raw materials to be in production upon their receipt.
Lexmark writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The Company estimates the difference between the cost of obsolete or unmarketable inventory and its market value based upon product demand requirements, product life cycle, product pricing and quality issues. Also, Lexmark records an adverse purchase commitment liability when anticipated market sales prices are lower than committed costs.

In accordance with the policy stated above, as a significant majority of hardware units are sold at a loss, the Company records an inventory reserve for lower-of-cost-or-market based on net realizable value.

During the periods under review, year end December 2006 vs. 2005 and quarter end March 2007 vs. 2006, price declines did affect lower-of-cost-or-market inventory reserves, however this was mostly offset by cost reductions and lower inventory volumes on those products requiring reserves for market valuation adjustments. As such, the aggregate levels of inventory reserves for market value adjustments increased slightly for the periods under review. As a result, there has not been discussion specifically related to any inventory or product valuation impact other than the Company’s reference to average unit revenue (“AUR”) changes resulting from price changes in the “Revenue” section of the Company’s Management Discussion and Analysis in its Form 10-K and Form 10-Q’s.

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In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that we have thoroughly addressed each of the items in your correspondence.  Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:	Megan Akst United States Securities and Exchange Commission Paul J. Curlander Lexmark International, Inc.